LAW DEPARTMENT
                             ICAHN ENTERPRISES L.P.
                            AND AFFILIATED COMPANIES
                          767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158

Andrew N. Langham, Assistant General Counsel          Direct Dial: 212-702-4382
                                                      Email:  alangham@sfire.com

                                  May 19, 2009

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:  Perry J. Hinden, Esq.
            Nandini Acharya

RE: ADDITIONAL SOLICITING MATERIALS FILED MAY 11, 12 AND 15, 2009 BY CARL C. ICAHN ET AL. (COLLECTIVELY, THE "PARTICIPANTS") REGARDING BIOGEN IDEC INC. ("COMPANY")
     FILE NO. 000-19311
     ---------------------------------------------------------------------------

Ladies and Gentlemen:

     This letter has been prepared in response to the comment letter of the staff (the "Staff") of the division of Corporation Finance, dated May 15, 2009 (the "Comment Letter") pursuant to which the Staff provided various comments regarding the Participants' Additional Soliciting Materials filed on May 11, 12 and 15, 2009 with respect to the Participants' proxy contest with Biogen Idec Inc.

     With respect to the presentation filed on May 12, 2009, please be advised that the requested changes have been made in the presentation where appropriate, and a revised presentation (the "Revised Presentation") was filed with the Securities and Exchange Commission on May 19, 2009. In addition, the Participants responses to the Staff's comments are discussed below. The section headings and response numbers set forth below correspond to those contained in the Comment Letter

     For your convenience, a courtesy copy of this letter and the Revised Presentation will be sent to you by Federal Express.

ADDITIONAL SOLICITING MATERIALS FILED MAY 12, 2009

General

     1. In response to the Staff's comments regarding various statements that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company's management and board of directors, or directly or indirectly make charges about them concerning improper, illegal or immoral conduct or associations, the Participants have revised the presentation. However, please note that although the Participants decided to revise the presentation, the Participants do not necessarily agree that the statements specifically identified by the Staff directly or indirectly impugned the character, integrity or personal reputation of the Company's management and board of directors, or directly or indirectly made charges about them concerning improper, illegal or immoral conduct or associations. As the Staff will see in the Revised Presentation, the Participants have made the following revisions:

          o The sentence that reads "Amevive never lived up to management hype" has been modified to read "Amevive never lived up to management's stated projections."

          o The sentence that reads "Suboptimal licensing efforts over the last five years" has been modified to read "Only five licensing deals over the last five years."

          o    The  sentence  that  reads "CEO  Mullen  paid well  despite  poor
               performance  and  failures  across  many   dimensions"  has  been
               modified to read "CEO Mullen paid well."

     2. The Staff has requested that the Participants provide a supplemental basis for certain statements appearing in the presentation. It should be noted that the statements concerning the Sale Process (defined below) are similar in concept and wording to statements made by the Participants in proxy materials during their 2008 proxy contest with the Company.

          The following statements are supported in the following way:

          o    "Management not aligned with shareholder interest."

               As disclosed by the Company in its Proxy Statement dated April 27, 2009, executive officers and directors as a group beneficially own 1.1% shares and options of the Company. We believe that since management has an insignificant ownership stake in the Company, and are otherwise compensated in cash, that their interests are not aligned with shareholders. Unlike management, shareholders in the Company do not have the benefit of cash compensation; rather, their investment in the Company is exclusively reliant on the value of their shares. In contrast to management, Mr. Carl C. Icahn, one of the Participants, beneficially owns over 16 million shares of the Company, or approximately 5.6% of the outstanding shares, and is not a recipient of any cash compensation from the Company.

          o "At least one bidder was denied its request to speak with Elan which may have caused that bidder to walk away from the process."

               The Participants made this statement in reference to the Company's failed attempt to sell the Company in late 2007 (the "Sale Process"). In 2008, pursuant to court order, the Company provided the Participants with 222 pages of various books and records concerning the Sale Process. The Company's books and records make reference to a late-stage bidder who requested to speak with Elan before submitting a firm and binding offer. The Company did not provide that bidder with an opportunity to speak to Elan. Following which, that bidder did not submit a bid. Although the books and records do not state the specific reason why that bidder failed to submit a bid, based on our review of the books and records, we believe that not being able to speak with Elan may have caused the bidder to walk away.

          o    "Board severely limited due diligence opportunities..."

               Based on our review of the 222 pages of books and records, and specifically the Board minutes from a December 9, 2007 meeting, one aspect of the Sale Process is clear: potential bidders were precluded from speaking with Elan until after submission of a final and binding proposal. We believe that being able to speak to Elan (one of the Company's most important partners whom collaborates with the Company on one of the Company's most important products) would be critical due diligence to a potential bidder. Any curtailment of that access, we believe, is a severe due diligence limitation.

          o    "Refused to allow bidders access to Elan..."

               As described above, the Participants reviewed 222 pages of the Company's books and records. Based on that review, and in particular the Board minutes from a December 9, 2007 meeting, it is clear that a potential bidder requested to speak with Elan but was denied. Furthermore, the design of the Sale Process required that potential bidders submit a "firm and binding offer", following which, such bidder may be provided access to Elan. The design of the Sale Process did not allow potential bidders access to Elan prior to submitting a "firm and binding offer."

          o    "Relationships with Genentech, Roche and Elan are strained."

               The Participants modified this statement in the Revised Presentation. It now reads: "Relationships with Genentech/Roche and Elan could be improved." The Company is currently in arbitration with Genentech/Roche as to whether Genentech/Roche has the right to develop collaboration products, including ocrelizumab, without the Company's approval. The Participants had a conversation with the CEO of Elan who described the Company's relationship with Elan as one that could be improved. Both of these facts are the bases for our statement that the Company's relationships with Genentech/Roche and Elan could be improved.

          o "Separating Biogen assets will enhance shareholder value as management focus should improve and disparate assets appeal to different buyers."

               The Participants modified this statement in the Revised Presentation. It now reads: "Separating Biogen assets could enhance shareholder value as management focus should improve." The Participants believe that separating the Company's assets will improve focus by concentrating management efforts onto smaller and more strategically aligned organizations. The Participants believe that a manager's efforts are diffused over a large organization; by contrast, a smaller organization allows a manager to concentrate his or her efforts and allows a manager to feel more ownership and accountability for the results and performance of that organization. Furthermore, the Participants witnessed the benefit of studying the separation of assets when serving as directors of ImClone Systems. At ImClone, the Participants' director nominees studied separating ImClone assets which would have improved the performance of the overall organization by encouraging accountability and magnifying each individual's contribution to a smaller organization. Both our belief in the value of this concept and our direct experience at ImClone serve as the bases for our statement.

     Each of the Participants acknowledges that (i) he or it, as the case may be, is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or Marc Weitzen, Esq. at (212) 702-4388.

                                                         Very truly yours,



                                                         Andrew N. Langham, Esq.